                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)(1)



                                Grey Wolf, Inc.
                        ------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.10 per share
                   -----------------------------------------
                         (Title of class of securities)

                                  232909-10-1
                          ----------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                          666 Third Avenue, 9th Floor

                    New York, New York 10017; (212) 551-9860
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 19, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 12 Pages

--------------------------------------------------------------------------------
-----------------------------------------              -------------------------
 CUSIP NO.          232909-10-1                 13D         Page 2 of 12 Pages

-----------------------------------------              -------------------------

--------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Somerset Drilling Associates, L.L.C.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                 (b)[ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      OO (See Item 3 of Initial Statement)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- ---------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY            See Item 5(b)
  EACH REPORTING PERSON
          WITH            ------- ----------------------------------------------
                            8     SHARED VOTING POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,782,823

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Item 5(a)                                             [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.98%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          00 (Limited Liability Company)

--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
-----------------------------------------              -------------------------
 CUSIP NO.          232909-10-1                 13D         Page 3 of 12 Pages

-----------------------------------------              -------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Somerset Capital Partners
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                 (b)[ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      OO (See Item 3 of Initial Statement)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

---------- ---------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY            See Item 5(b)
  EACH REPORTING PERSON
          WITH
                          ------- ----------------------------------------------
                            8     SHARED VOTING POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,244,578

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Item 5(a)                                             [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.29%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN

--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
-----------------------------------------              -------------------------
 CUSIP NO.          232909-10-1                 13D         Page 4 of 12 Pages

-----------------------------------------              -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Thomas H. O'Neill, Jr.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                 (b)[ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      PF (See Item 3 of Initial Statement)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

---------- ---------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY            See Item 5(b)
  EACH REPORTING PERSON
          WITH
                          ------- ----------------------------------------------
                            8     SHARED VOTING POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,244,578
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Item 5(a)                                             [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.29%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
-----------------------------------------              -------------------------
 CUSIP NO.          232909-10-1                 13D         Page 5 of 12 Pages

-----------------------------------------              -------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Steven A. Webster
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                 (b)[ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      BK (See Item 3 of Initial Statement)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY            See Item 5(b)
  EACH REPORTING PERSON
          WITH            ------- ----------------------------------------------
                            8     SHARED VOTING POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------- ----------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,320,578 (inclusive of stock option to acquire 75,000 shares of Common Stock)

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Item 5(a)                                             [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.33%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
-----------------------------------------              -------------------------
 CUSIP NO.          232909-10-1                 13D         Page 6 of 12 Pages

-----------------------------------------              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           William R. Ziegler
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                 (b)[ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      BK (See Item 3 of Initial Statement)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)

                                                                    [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY            See Item 5(b)
  EACH REPORTING PERSON
          WITH            ------- ----------------------------------------------
                            8     SHARED VOTING POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  See Item 5(b)

                          ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  See Item 5(b)

--------- ----------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,324,578 (inclusive of stock options to acquire 75,000 shares of Common Stock)

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Item 5(a)                                             [X]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.335%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

INTRODUCTION.

     All of the reporting persons named in Item 2 below (collectively, the "Reporting Persons") were signatories to an initial statement, on Schedule 13D, that was filed with the Securities and Exchange Commission (the "Commission") on October 10, 1997 (the "Initial Statement") and an Amendment No. 1 thereto dated January 28, 1998 (the "First Amendment"; the First Amendment and the Initial Statement being sometimes hereinafter collectively referred to as the "Prior Statement"). The Reporting Persons jointly filed the Prior Statement as a group not only because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the fact that they acted in concert in connection with the initial acquisition of securities of the issuer, but also because, for the most part, they may be deemed to share beneficial ownership with respect to the same securities of the issuer. In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the Reporting Persons executed a written agreement relating to the joint filing of the Initial Statement (the "Group Filing Agreement"), a copy of which was attached to the Initial Statement as Exhibit I.

     The Reporting Persons named in Item 2 below (collectively, the "Group") are filing this Amendment No. 2 to Schedule 13D (the "Second Amendment"; the Second Amendment, together with the Prior Statement being sometimes hereinafter collectively referred to as the "Schedule 13D") to disclose the consummation of the sale by Somerset Drilling Associates, L.L.C. of an aggregate of 4,652,400 shares of Common Stock (as hereinafter defined) on April 19, 1999.

     Capitalized terms used in this Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement.

ITEM 1. SECURITY AND ISSUER.

     No change.

ITEM 2. IDENTITY AND BACKGROUND.

     No change, except that the present business address of Steven A. Webster is 901 Threadneedle, Suite 200, Houston, Texas 77079.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No change.

                               Page 7 of 12 Pages

ITEM 4. PURPOSE OF TRANSACTION.

     No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

     The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Somerset on the date hereof are 19,782,823 shares of Common Stock, or approximately 11.98% of the 165,065,391 shares of Common Stock issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held May 4, 1999 (the "Proxy Statement").

     The aggregate number and percentage of the Common Stock which are owned beneficially by SCP on the date hereof are 25,244,578 shares of Common Stock, or approximately 15.29% of the 165,065,391 shares of Common Stock issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, which number and percentage include the 19,782,823 shares owned of record by Somerset, since SCP is the managing member of Somerset, as well as the 5,461,755 shares owned of record by SCP.

     The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 25,244,578 shares of Common Stock, or approximately 15.29% of the 165,065,391 shares of Common Stock issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, which number and percentage include the 19,782,823 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since O'Neill is a partner of SCP and SCP is the managing member of Somerset.

     The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 25,320,578 shares of Common Stock, or approximately 15.33% of the 165,140,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Webster, which number and percentage include the 19,782,823 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Webster is a partner of SCP and SCP is the managing member of Somerset, as well as 1,000 shares owned of record by Webster and the vested stock options to acquire 75,000 shares of Common Stock owned by Webster.

     The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 25,324,578 shares of Common Stock, or approximately 15.335% of the 165,140,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Ziegler, which number and percentage include the 19,782,823 shares owned of record by




                               Page 8 of 12 Pages

Somerset and the 5,461,755 shares owned of record by SCP, since Ziegler is a partner of SCP and SCP is the managing member of Somerset, as well as 5,000 shares owned of record by Ziegler and the vested stock options to acquire 75,000 shares of Common Stock owned by Ziegler.

     Notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then each of the foregoing members of the Somerset Group may be deemed to beneficially own an aggregate of 25,400,578 shares of Company Common Stock, or approximately 15.37% of the 165,215,391 shares of Common Stock that would have been issued and outstanding as of April 6, 1999, as set forth in the Company's Proxy Statement, assuming the exercise of vested stock options to acquire 150,000 shares of Common Stock held in the aggregate by Webster and by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.

     The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that any member of the Somerset Group may have the right to acquire upon any exercise of the Somerset Group Shadow Warrants, as any such right to acquire shares of Common Stock pursuant to the Somerset Group Shadow Warrants is contingent upon the occurrence of events not within the control of any Reporting Person and which may or may not occur within 60 days of the date hereof.

     (b) With respect to each person named in response to paragraph (a) of this
Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

     Somerset may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 19,782,823 shares of Common Stock owned of record by it and, notwithstanding the foregoing, SCP, as the sole managing member of Somerset, and each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 19,782,823 shares of Common Stock owned of record by Somerset.

     SCP may be deemed to (i) have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by it and (ii) as the sole managing member of Somerset, share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 19,782,823 shares of Common Stock owned of record by Somerset. Notwithstanding the foregoing, each of O'Neill,




                               Page 9 of 12 Pages

Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (i) the 5,461,755 shares of Common Stock owned of record by SCP and (ii) the 19,782,823 shares of Common Stock owned of record by Somerset and beneficially by SCP.

     Each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 25,244,578 shares of Common Stock beneficially owned by SCP (5,461,755 shares of which are owned of record by SCP and 19,782,823 shares of which are owned of record by Somerset). In addition,
(i) Webster may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 1,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto, and (ii) Ziegler may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 5,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto.

     In addition, notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then (i) Somerset may be deemed to share with SCP and each of O'Neill, Webster and Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by SCP, (ii) each of Somerset, SCP, O'Neill and Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,000 shares of Common Stock owned of record by Ziegler and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler and (iii) each of Somerset, SCP, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000 shares of Common Stock owned of record by Webster and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.

     (c) Except for the April 19, 1999 Rule 144 sale of 4,652,400 shares of Common Stock by Somerset, at a sale price of $2.2987 per share (inclusive of commissions of approximately $0.02 per share and an aggregate fee paid to the Commission of $356.49), effected in a broker's transaction on the American Stock Exchange, since the filing of the First Amendment, none of the Reporting Persons has effected any transaction in the Common Stock.

     (d) No change.



                              Page 10 of 12 Pages

     (e) No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     No change.



                              Page 11 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                           SOMERSET GROUP:

Dated:    April 30, 1999                   SOMERSET DRILLING ASSOCIATES, L.L.C.
       -----------------------             By: Somerset Capital Partners,
                                               its Managing  Member

                                           By: /s/ WILLIAM R. ZIEGLER
                                              ------------------------------
                                               William R. Ziegler, Partner



Dated:    April 30, 1999                   SOMERSET CAPITAL PARTNERS
       -----------------------
                                           By: /s/ WILLIAM R. ZIEGLER
                                              ------------------------------
                                               William R. Ziegler, Partner

Dated:    April 30, 1999                    /s/ THOMAS H. O'NEILL, JR.
       -----------------------             -----------------------------------
                                           Thomas H. O'Neill, Jr., Individually

Dated:    April 30, 1999                    /s/ STEVEN A. WEBSTER
       -----------------------             ---------------------------
                                           Steven A. Webster, Individually

Dated:    April 30, 1999                    /s/ WILLIAM R. ZIEGLER
       -----------------------             ---------------------------
                                           William R. Ziegler, Individually



                              Page 12 of 12 Pages